LONCOR GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated June 17, 2022, is furnished in connection with the solicitation of proxies by the management of LONCOR GOLD INC. (the "Corporation" or "Loncor") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice").  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation.  The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TSX TRUST COMPANY, 301 - 100 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 15TH DAY OF JULY, 2022, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.  The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited.  If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders.  In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders.  If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to TSX Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593.  If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to TSX Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting.  The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions.  If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting.  Your shares can only be voted in accordance with your instructions.  If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Corporation is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders.  The Corporation has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As of the date of this Circular, an aggregate of 147,574,174 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding.  Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on May 30, 2022 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common Shares	Total of Common Shares
Arnold T. Kondrat (1)	29,683,909	20.12%
Resolute Canada 2 Pty Ltd	31,450,000	21.31%

______________________

(1) Mr. Kondrat is Executive Chairman of the Board of Directors and a director of the Corporation.  See "Election of Directors".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.  References in this Circular to "$" or "US$" are to United States dollars and references in this Circular to "Cdn$" are to Canadian dollars.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than ten (10) directors and not less than three (3) directors to be elected annually.  The number of directors to be elected at the Meeting is five (5).  The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees.  Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of each of these nominees. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares Beneficially Owned, Controlled or Directed (1)
Zhengquan (Philip) Chen (2) (3) Director Toronto, Ontario Canada	Managing Partner of Dynaco Capital Inc. (a Toronto-based financial advisory firm).	June 28, 2019	29,800
Peter N. Cowley President Cobham, Surrey United Kingdom	President of the Corporation.	June 26, 2020	110,000

Arnold T. Kondrat Executive Chairman of the Board of Directors and a director Toronto, Ontario Canada	Executive Chairman of the Board of Directors of the Corporation; Chief Executive Officer and President of Gentor Resources Inc. (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	August 24, 1993	29,683,909
Richard J. Lachcik (2) (3) Director Wasaga Beach, Ontario, Canada	Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.	June 29, 1998	155,833
William R. Wilson (2) (3) Director Arvada, Colorado U.S.A	Self-employed mineral industry consultant (provides consulting services in the areas of corporate management, engineering and marketing).	July 15, 1997	151,667

______________________

(1) The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2) Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(3) Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee").

Majority Voting Policy for Elections of Directors

Under the Ontario Business Corporations Act (the Corporation's governing corporate legislation), director elections are based on the plurality system, where shareholders vote "for" or "withhold" their votes for a director.  Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour.  The board of directors of the Corporation (the "Board") believes that each of its members should have the confidence and support of the shareholders of the Corporation.  On May 30, 2013, the directors unanimously adopted a majority voting policy (the "Majority Voting Policy"), a copy of the current version of which is attached as Appendix "A" to this Circular.  Each of management's nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it.  The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law.  Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board.  The Board will refer the resignation to the Compensation Committee for consideration and a recommendation.  Except in special circumstances that would warrant the continued service of the director on the Board, the Compensation Committee will be expected to recommend that the Board accept the resignation.  Within 90 days after the meeting, the Board will make its decision and announce it by press release.  Absent exceptional circumstances, the Board must accept the resignation of the director.

Audit Committee Information

Reference is made to item 11 of the Corporation's annual information form dated March 31, 2022 (the "AIF") for additional disclosure relating to the Audit Committee required to be included in the AIF by National Instrument 52-110 - Audit Committees.  A copy of the AIF can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of Arehada Mining Limited (the "Arehada") not filing audited financial statements for the year ended December 31, 2010, the accompanying management's discussion and analysis, related CEO and CFO certifications and annual information form (collectively, the "2010 Annual Filings") by the prescribed deadline, the Ontario Securities Commission (the "OSC") issued a temporary cease trade order against Arehada on April 6, 2011.  The OSC, the British Columbia Securities Commission and the Alberta Securities Commission issued permanent cease trade orders against Arehada on April 18, 2011, April 8, 2011 and July 21, 2011, respectively (the "Cease Trade Orders").  Due to the delay in filing of the 2010 Annual Filings, Arehada was also not able to file the unaudited interim financial statements for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, the accompanying management's discussion and analysis and related CEO and CFO certifications (collectively, the "2011 Interim Filings") by the prescribed deadline.  Arehada subsequently filed the 2010 Annual Filings and 2011 Interim Filings but abandoned an application to revoke the Cease Trade Orders.  In addition, Arehada did not file the audited financial statements for the years ended December 31, 2011 and 2012, the accompanying management's discussion and analysis, and related CEO and CFO by the prescribed deadline, and Arehada has not filed any interim financial statements, the interim accompanying management's discussion and analysis and related CEO and CFO certifications for any interim period since September 30, 2011.  As a result, the Cease Trade Orders are still in effect.  Mr. Zhengquan (Philip) Chen, a director of the Corporation, was a director of Arehada when the Cease Trade Orders were issued and is currently a director of Arehada.

Corporate Bankruptcies

Except as described below, no proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On December 22, 2017, Banro Corporation ("Banro") and its Barbados-based subsidiaries (together with Banro, the "Banro Companies") commenced restructuring proceedings under the Companies' Creditors Arrangement Act pursuant to an order granted by the Ontario Superior Court of Justice (Commercial List) (the "Court").  On March 27, 2018, the Banro Companies' restructuring plan was sanctioned by the Court, and on May 3, 2018 the said restructuring plan became effective.  Mr. Peter N. Cowley, a director of the Corporation, was a director of Banro until August 2017.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation, as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on January 16, 2020.  Shareholders of the Corporation will be asked at the Meeting to reappoint Kreston GTA LLP as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.  The resolutions shareholders will be asked to approve must be passed by a majority of the votes cast by shareholders at the Meeting in respect of each resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Kreston GTA LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the compensation of certain officers of the Corporation.  The identified named officers of the Corporation (the "NEOs") who are the focus of this CD&A and who appear in the compensation tables of this Circular are: Arnold T. Kondrat, who is Executive Chairman of the Board of the Corporation (he was appointed to this position in September 2021 and prior to this appointment he served as Chief Executive Officer of the Corporation (the "CEO")), John Barker, who was appointed CEO in September 2021 (prior to this appointment, he served as Vice President of Business Development of the Corporation), Donat K. Madilo, who is Chief Financial Officer of the Corporation (the "CFO"), Peter N. Cowley who is President of the Corporation, and Fabrice Matheys, who is General Manager, DRC.

As the Corporation's business is the exploration of mineral properties, the Corporation has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations.  As a result, the Board has attempted to keep the cash compensation paid to the Corporation's senior officers relatively modest, while providing long-term incentives through the granting of stock options.  This is consistent with the Corporation's objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee.  The Compensation Committee is currently comprised of three directors, namely Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson, each of whom has been determined to be independent within the meaning of section 1.4 of National Instrument 52-110.  The following is a brief summary of the experience of each member of the Compensation Committee relevant to his responsibilities in executive compensation.

Zhengquan (Philip) Chen - Mr. Chen is managing partner of Dynaco Capital Inc., a Toronto-based financial advisory firm associated with numerous North American and Asian venture capital and private equity funds.  He has served in this role since September 2007.  Mr. Chen is currently the Chairman of a publicly traded company listed on the Canadian Securities Exchange.  Philip gained his B.Sc. and LL.M degrees in China and an EMBA degree from the University of Hawaii.

Richard J. Lachcik - Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.  His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers.  He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson - Mr. Wilson holds a Masters of Business Administration from the University of Southern California.  He has been a director and senior officer of a number of public mineral resource companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.  His experience also includes responsibility for professional contracts and compensation in several publicly traded mining and technology companies.

The significant experience of the Compensation Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Corporation's compensation policies and practices.  All members of the Compensation Committee have been determined to be "financially literate" within the meaning of National Instrument 52-110, and are knowledgeable about the Corporation's compensation program.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board (if any), evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board (if any), review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, stock options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

No formal policies or practices have been adopted by the Board or the Compensation Committee to determine the compensation for the Corporation's directors or executive officers.  A compensation consultant or advisor has not, at any time since the Corporation's most recently completed financial year, been retained to assist the Board or the Compensation Committee in determining compensation for any of the Corporation's directors or executive officers.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding any annual bonuses) are to be made by the Board based on the recommendation of the Compensation Committee.  The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the Executive Chairman of the Board, in making recommendations to the Board regarding senior officer compensation.  Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

In making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year.  The criteria upon which these recommendations are based has tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives.  The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation.  In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies.  In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels.  External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, any bonuses and prior awards under the Stock Option Plan).

Stock options are granted by the Board under the Corporation's Stock Option Plan to senior officers upon their commencement of service.  Additional grants are also made periodically under the Stock Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives.  The Board determines the particulars with respect to stock option grants.  The exercise price of each stock option granted under the Stock Option Plan is set at or above the closing price of the common shares of the Corporation ("Common Shares") on the Toronto Stock Exchange on the day preceding the grant.  See "Compensation Program - Compensation Program Design - Compensation Mix - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders.  The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level.  Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location.  The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

Compensation Risk Management

The Compensation Committee evaluates the risks, if any, associated with the Corporation's compensation policies and practices.  Implicit in the Board's mandate is that the Corporation's policies and practices respecting compensation, including those applicable to the Corporation's NEOs, be designed in a manner which is in the best interests of the Corporation and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Corporation's executive compensation consists of stock options granted under the Corporation's Stock Option Plan.  Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation.  Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Corporation and its shareholders is extremely limited.

The other two main elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Corporation and its shareholders that would be beneficial to them with regard to their short-term compensation when their longer-term compensation might be put at risk from their actions.

The Corporation's compensation programs also allow for discretionary assessment of performance by the Compensation Committee to ensure that pay aligns with both perceived and actual performance.  In addition, all major transactions require approval by the Board.

Due to the size of the Corporation, and the current level of the Corporation's activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Corporation's compensation policies and practices.  Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Corporation may be reviewed, and which includes executive compensation.  No risks have been identified arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has a policy prohibiting directors and officers of the Corporation from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

The total compensation mix was designed on the basis of the Corporation's compensation objectives.  Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled personnel necessary to achieve corporate objectives.
Bonuses	• Motivate and reward	• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.
• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Stock options	• Attract and retain • Motivate and reward • Align interests with shareholders	• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.
• Encourages long-term tenure and performance.

Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.

The Corporation does not maintain pension plans or benefit plans or provide additional perks to its senior officers.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  Base salaries depend on the officer's experience, responsibilities, skills and performance, general industry trends and practices, the Corporation's circumstances, including its existing financial resources, and the potential long term compensation provided by stock options as discussed below.  In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.

Bonuses

While the Corporation has not yet established a formal annual bonus program, senior officers are generally eligible to receive an annual cash bonus, subject to the Corporation's financial situation.  Senior officers may also receive from time to time during the year cash bonuses to recognize exemplary performance or a special contribution.  Other than a bonus paid to Mr. Kondrat while he was CEO and to Mr. Matheys, no bonus was paid to any of the NEOs in respect of fiscal 2021 in order to conserve cash having regard to the Corporation's financial situation.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Stock Option Plan is an integral component of the compensation packages of the senior officers of the Corporation.  The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders.  The Executive Chairman of the Board makes recommendations to the Compensation Committee for potential grants of stock options.  His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goals and objectives.  Stock options are granted by the Board, pursuant to the Corporation's Stock Option Plan, and based upon the recommendation of the Compensation Committee.  The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants.  Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted by the Board to the NEOs in 2021.

Benefits

Senior officers are eligible to participate in the same benefits as offered to all full-time employees.  This includes participation in a traditional employee benefit plan consisting of health and dental care and life insurance.  The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract and retain individuals in a competitive environment.  The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

Analysis of 2021 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary of each of the NEOs in 2021.

Bonuses

Other than a bonus paid to Mr. Kondrat while he was CEO and to Mr. Matheys, no bonus was paid to any of the NEOs in respect of fiscal 2021 in order to conserve cash having regard to the Corporation's financial situation.

Stock Options

During 2021, the Board granted the following number of stock options of the Corporation to the NEOs under the Corporation's Stock Option Plan.

Name	Grant Date	Number of Stock Options
Arnold T. Kondrat	Sept. 29, 2021	250,000
	Mar. 15, 2021	250,000
John Barker	Sept. 29, 2021	600,000
	Mar. 15, 2021	250,000
Donat K. Madilo	Sept. 29, 2021	150,000
	Mar. 15, 2021	150,000
Peter N. Cowley	Sept. 29, 2021	250,000
	Mar. 15, 2021	250,000
Fabrice Matheys	Sept. 29, 2021	100,000
	Mar. 15, 2021	200,000

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock options.

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) from December 31, 2016 to December 31, 2021, based upon a Cdn$100 investment made on December 31, 2016 in the Corporation's Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (referred to in the table below as the "TSX Index") over the same period.  The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

December 31,	2016	2017	2018	2019	2020	2021
Loncor	$100	$50	$42	$120	$158	$183
TSX Index	$100	$109	$99	$122	$129	$161

As described above, various factors are considered in determining the compensation of senior officers.  The Common Share performance is one performance measure but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which has fluctuated widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control.  The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions.  The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the stock price may be depressed by short-term factors.

The trend shown by the performance graph above reflects an overall large increase from the December 31, 2016 price (an 83% increase in the share price over the five year period).  Over the same five-year period the compensation (salary and bonus) received by the Corporation's executive officers, in aggregate (as disclosed in the Corporation's management information circular each year in the Executive Compensation section of the circular in the table under "Summary Compensation Table"), has increased significantly, while the Corporation's business activity has also increased significantly during this period.  The Compensation Committee considers total executive compensation to be reasonable in the Corporation's circumstances.

Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the financial years ended December 31, 2021, December 31, 2020 and December 31, 2019, as applicable.

Name and Principal Position	Year	Salary (2) (US$)	Share-based awards (US$)	Option-based awards (3) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (11) (US$)	Total Compensation (US$)
Arnold T. Kondrat Executive Chairman of the Board (1)	2021	$250,000	N/A	$198,450	$250,000 (4)	$8,476 (5)	$706,926
	2020	$233,694	N/A	Nil	Nil	$6,154 (5)	$239,848
	2019	$90,444	N/A	$114,176	Nil	Nil	$204,620
John Barker Chief Executive Officer (6)	2021	$157,605	N/A	$326,389	Nil	Nil	$483,994
	2020	$111,915	N/A	$71,245	Nil	Nil	$183,160
Donat K. Madilo Chief Financial Officer	2021	$166,667	N/A	$119,070	Nil	$11,071 (5)	$296,808
	2020	$141,667	N/A	Nil	Nil	$8,330 (5)	$149,997
	2019	$100,000	N/A	$44,112	$56,528 (7)	Nil	$200,640

Name and Principal Position	Year	Salary (2) (US$)	Share-based awards (US$)	Option-based awards (3) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (11) (US$)	Total Compensation (US$)
Peter N. Cowle President (8)	2021	$150,000	N/A	$198,450	Nil	Nil	$348,450
	2020	$100,000	N/A	Nil	Nil	Nil	$100,000
	2019	$16,667	N/A	$83,887	Nil	Nil	$100,554
Fabrice Matheys General Manager, DRC (9)	2021	$135,000	N/A	$122,206	$40,000 (10)	$3,504 (5)	$300,710
	2020	$120,000	N/A	Nil	Nil	$2,507 (5)	$122,507
	2019	$20,000	N/A	$33,555	Nil	Nil	$53,555

____________________

(1) Mr. Kondrat was appointed Executive Chairman of the Board of the Corporation in September 2021.  Prior to this appointment, he served as Chief Executive Officer of the Corporation.

(2) The salary for Mr. Barker was paid in Canadian dollars.  The U.S. dollar amounts set out in the above table for such salary was calculated using, in the case of the 2021 salary, an average exchange rate for 2021 of Cdn$1.00 = US$0.7980 and, in the case of the 2020 salary, an average exchange rate for 2020 of Cdn$1.00 = US$0.7461.  The salary for Mr. Kondrat in 2019 was paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such salary in 2019 was calculated using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.

(3) These amounts represent the grant date fair value of the stock options awarded in the indicated year, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2021 awards, an average exchange rate for 2021 of Cdn$1.00 = US$0.7980, in the case of the 2020 awards, an average exchange rate for 2020 of Cdn$1.00 = US$0.7461 and, in the case of the 2019 awards, an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.

There were two stock option grants in 2021 to the NEOs - on March 15 and September 29.  Grant date fair value of the stock options granted on March 15, 2021 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.65 per share, with the key valuation assumptions being stock price volatility of 82.68%, risk free interest rate of 0.49%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on September 29, 2021 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.70 per share, with the key valuation assumptions being stock price volatility of 82.38%, risk free interest rate of 0.67%, no dividend yield and expected life of 3 years.

There were two stock option grants in 2020 to NEOs, both to Mr. Barker- on April 19 and September 15.  Grant date fair value of the stock options granted on April 19, 2020 was calculated in accordance with the Black-Scholes model using the price of the Corporation's common shares on the date of grant of Cdn$0.45 per share, with the key valuation assumptions being stock price volatility of 84.72%, risk free interest rate of 0.46%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on September 15, 2020 was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.60 per share, with the key valuation assumptions being stock price volatility of 86.08%, risk free interest rate of 0.27%, no dividend yield and expected life of 3 years.

There were three stock option grants in 2019 to NEOs - on March 14, June 24 and December 6.  Grant date fair value of the stock options granted on March 14, 2019 to NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.14 per share, with the key valuation assumptions being stock price volatility of 100.56%, risk free interest rate of 1.66%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on June 24, 2019 to NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.18 per share, with the key valuation assumptions being stock price volatility of 95.11%, risk free interest rate of 1.37%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on December 6, 2019 to NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 101.24%, risk free interest rate of 1.64%, no dividend yield and expected life of 3 years.

(4) This amount represents a bonus awarded to Mr. Kondrat.

(5) This amount represents medical and life insurance premiums paid by the Corporation.

(6) Mr. Barker was appointed Chief Executive Officer of the Corporation in September 2021.  Prior to this appointment, he served as Vice President of Business Development of the Corporation commencing in March 2020.

(7) This amount represents a bonus awarded to Mr. Madilo.  This bonus was awarded in Canadian dollars.  The U.S. dollar amount set out in the above table for such bonus was calculated using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.

(8) Mr. Cowley was appointed President of the Corporation in October 2019.

(9) Mr. Matheys joined the Corporation in November 2019.

(10) This amount represents a bonus awarded to Mr. Matheys.

(11) The Corporation previously had a policy which provided that employees were entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Corporation, provided the employee had been with the Corporation for a minimum of two years and provided that termination was not due to misconduct (in the case of misconduct, the Retention Allowance was forfeited).  The amount of the Retention Allowance was equal to the employee's monthly base salary multiplied by the number of years the employee was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.  While the Retention Allowance policy was discontinued by the Corporation effective December 31, 2017, the Retention Allowance amounts accrued for Messrs. Kondrat and Madilo up to December 31, 2017 remain recorded as a liability in the Corporation's financial statements.

The Corporation does not have any long-term incentive program other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2021:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,500
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$100,000
	June 24, 2019	250,000	Cdn$0.18 (US$0.14)	June 24, 2024	$95,000
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$51,250

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
John Barker	Sept. 29, 2021	600,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,500
	Sept. 15, 2020	100,000	Cdn$0.60 (US$0.47)	Sept. 15, 2025	$5,000
	April 19, 2020	250,000	Cdn$0.45 (US$0.36)	April 19, 2025	$40,000
Donat K. Madilo	Sept. 29, 2021	150,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	150,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$1,500
	Dec. 6, 2019	150,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$30,000
	June 24, 2019	125,000	Cdn$0.18 (US$0.14)	June 24, 2024	$47,500
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$51,250
Peter N. Cowley	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,500
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$100,000
Fabrice Matheys	Sept. 29, 2021	100,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	200,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,000
	Dec. 6, 2019	200,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$40,000

____________________

(1) The stock options granted on March 14, 2019, April 19, 2020 and September 15, 2020 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021 and September 29, 2021 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

(3) This is based on (a) the closing sale price per share of the Corporation's Common Shares on December 31, 2021 of Cdn$0.66 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.52 using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2021:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$22,693	N/A	N/A
John Barker	$54,265	N/A	N/A
Donat K. Madilo	$18,703	N/A	N/A
Peter N. Cowley	$9,975	N/A	N/A
Fabrice Matheys	$7,980	N/A	N/A

____________________

(1) Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Executive Chairman Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Chairman of the Board of the Corporation.  Mr. Kondrat's annual salary under the Executive Chairman Agreement is US$250,000.  The term of the Executive Chairman Agreement continues until December 31, 2024, provided that the Corporation may terminate the Executive Chairman Agreement at any time for just cause upon written notice to Mr. Kondrat.  The Executive Chairman Agreement includes a "change of control bonus", pursuant to which, upon the occurrence of a "change of control" (as defined in the Executive Chairman Agreement) of the Corporation where the Corporation's "market capitalization" (as defined in the Executive Chairman Agreement) exceeds Cdn$75,000,000, the Corporation shall pay to Mr. Kondrat a Cdn$5,000,000 cash bonus.

The Corporation and John Barker have entered into an employment contract (the "CEO Agreement") which sets out the terms upon which Mr. Barker performs the services of Chief Executive Officer of the Corporation.  Mr. Barker's annual salary under the CEO Agreement is Cdn$250,000.  The term of the CEO Agreement continues until September 21, 2023, provided that the Corporation may terminate the CEO Agreement at any time for just cause upon written notice to Mr. Barker.

The Corporation and Donat K. Madilo have entered into an employment contract (the "CFO Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Corporation.  Mr. Madilo's annual salary under the CFO Agreement is US$175,000.  The Corporation may terminate the CFO Agreement at any time for just cause upon written notice to Mr. Madilo.

The Corporation and Peter N. Cowley have entered into an employment contract (the "President Agreement") which sets out the terms upon which Mr. Cowley performs the services of President of the Corporation.  Mr. Cowley's annual salary under the President Agreement is US$175,000.  The term of the President Agreement continues until May 1, 2025, provided that the Corporation may terminate the President Agreement at any time for just cause upon written notice to Mr. Cowley.

Each of the CEO Agreement, CFO Agreement and President Agreement also provides as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the "constructive dismissal" of the employee (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) three times his annual salary and (ii) three times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the natural expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Corporation and its subsidiaries in respect of the two most recent fiscal years of the Corporation.

The following table sets out estimates of the incremental amounts payable to each of Messrs. Kondrat, Barker, Madilo and Cowley upon identified termination events as set out in their agreement, assuming each such event took place on the last business day of fiscal year 2021 (and assuming that the current terms of their agreement as summarized above were in place as at the last business day of fiscal year 2021).  The table does not include the value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does include the value of unvested stock options that would vest upon the occurrence of the termination event.  See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Stock Option Plan, including a description of vesting and expiry of grants on termination.

	Arnold T. Kondrat	John Barker	Donat K. Madilo	Peter N. Cowley
Change of Control
Lump sum payment	US$3,944,000	US$591,600	US$525,000	US$525,000
Stock options	-	US$12,719	Nil	Nil
Termination Without Cause/Constructive Dismissal
Lump sum payment	-	US$591,600	US$525,000	US$525,000
Stock options	-	US$12,719	Nil	Nil

Director Compensation

Director compensation is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the Board; (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The amounts earned by the directors of the Corporation during the financial year ended December 31, 2021 are set out in the table below under "Director Summary Compensation Table".

Directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as recommended by the Compensation Committee and determined by the Board.  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Corporation's Common Shares on the Toronto Stock Exchange prior to the date the stock options are granted.  See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

Directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties.  Mr. Kondrat and Mr. Cowley are executive directors of the Corporation.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2021, other than Mr. Kondrat and Mr. Cowley.  See "Summary Compensation Table" above for details regarding the compensation paid to each of Mr. Kondrat and Mr. Cowley as an executive of the Corporation in respect of services rendered during 2021.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Zhengquan (Philip) Chen	$24,000	N/A	$59,535	N/A	N/A	$83,535
Richard J. Lachcik	$24,000	N/A	$59,535	N/A	N/A	$83,535
William R. Wilson	$24,000	N/A	$59,535	N/A	N/A	$83,535

____________________

(1) These amounts represent the grant date fair value of the stock options awarded in 2021 to the directors set out in the above table, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2021 of Cdn$1.00 = US$0.7980.  There were two stock option grants in 2021 to the said directors - on March 15 and September 29.  Grant date fair value of the stock options granted on March 15, 2021 was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.65 per share, with the key valuation assumptions being stock price volatility of 82.68%, risk free interest rate of 0.49%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on September 29, 2021 was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.70 per share, with the key valuation assumptions being stock price volatility of 82.38%, risk free interest rate of 0.67%, no dividend yield and expected life of 3 years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2021 by the directors of the Corporation other than Mr. Kondrat and Mr. Cowley.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Mr. Cowley as at December 31, 2021.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Zhengquan (Philip) Chen	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$750
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$21,000
	July 2, 2019	75,000	Cdn$0.18 (US0.14)	July 2, 2024	$28,500
Richard J. Lachcik	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$750
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.32))	Dec. 6, 2024	$21,000
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$28,500
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$30,750
William R. Wilson	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$750
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$21,000
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$28,500
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$30,750

____________________

(1) The stock options granted on March 14, 2019 and July 2, 2019 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021 and September 29, 2021 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

(3) This is based on (a) the closing sale price per share of the Corporation's Common Shares on December 31, 2021 of Cdn$0.66 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.52 using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Corporation other than Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2021. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2021.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Zhengquan (Philip) Chen	$13,616	N/A	N/A
Richard J. Lachcik	$10,624	N/A	N/A
William R. Wilson	$10,624	N/A	N/A

____________________

(1) Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2021, the number of Common Shares to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2021	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2021	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2021 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	8,476,000	Cdn$0.53	5,033,917
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Totals	8,476,000 (2)	Cdn$0.53	5,033,917 (3)

____________________

(1) The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan.  See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2) This number is equal to 6.27% of the number of Common Shares which were outstanding as at December 31, 2021.

(3) This number is equal to 3.73% of the number of Common Shares which were outstanding as at December 31, 2021.

TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security-based compensation arrangements.  The following summarizes the terms of the Corporation's Stock Option Plan (the "Plan").

(a) Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b) The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time.

As at the date of this Circular, there are outstanding under the Plan 11,046,000 stock options entitling the holders to purchase an aggregate of 11,046,000 Common Shares (which is equal to 7.49% of the number of Common Shares which are currently outstanding), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 3,711,417 Common Shares (which is equal to 2.51% of the number of Common Shares which are currently outstanding).  See the disclosure herein under "Securities Issuable Under Equity Compensation Plans" for information with respect to the stock options outstanding under the Plan as of December 31, 2021.

(c) 4,096,000 stock options were granted under the Plan in 2021 representing a burn rate for the Plan for 2021 of 3.22%.  665,000 stock options were granted under the Plan in 2020 representing a burn rate for the Plan for 2020 of 0.63%.  3,790,000 stock options were granted under the Plan in 2019 representing a burn rate for the Plan for 2019 of 4.04%.

(d) The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price".  "Market Price" means the last closing price of the Common Shares on the Toronto Stock Exchange prior to the date the stock option is granted.

(e) The total number of Common Shares issued to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(f) The total number of Common Shares issuable to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(g) All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the Plan), a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Corporation or a subsidiary of the Corporation, as the case may be.

(h) Unless otherwise determined by the Board at the time of the granting of the stock options, one-quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(i) Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(j) Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option if the optionee holding such stock option is an insider of the Corporation.

(k) The Corporation may amend from time to time the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange (to the extent such consent is required).

(l) The Board has full and final discretion to interpret the provisions of the Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the Toronto Stock Exchange.

(m) The Plan does not provide for financial assistance by the Corporation to an optionee in connection with an option exercise.

The Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Plan in the event a take-over bid is made for the Common Shares, any change of control of the Corporation occurs or any other transaction involving the Corporation occurs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2021 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In February 2021, the Corporation closed a first tranche of a private placement financing for 8,000,000 units of the Corporation (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$4,000,000.  Each Unit consisted of one common share of the Corporation and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Corporation, with each Warrant entitling the holder thereof to acquire one common share of the Corporation at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the Units.  Arnold T. Kondrat ("Kondrat"), who is Executive Chairman of the Board (but was CEO at the time of the transaction) and a director of the Corporation, as well as a 10% Shareholder (see "Voting Securities and Principal Holders Thereof"), purchased 200,000 of the Units, and Resolute Canada 2 Pty Ltd ("Resolute"), which is a 10% Shareholder (see "Voting Securities and Principal Holders Thereof"), purchased 1,200,000 of the Units.

The address of Kondrat is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.  The address of Resolute is Level 2, Australia Place, 15-17 William Street, Perth, Western Australia, 6000.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2021 (the "2021 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE MATTERS

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular.  The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101.  The Board currently consists of five persons, three of whom have been determined to be independent within the meaning of National Instrument 58-101 and two of whom have been determined to not be independent within the meaning of National Instrument 58-101.  Each of Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson has been determined to be independent within the meaning of National Instrument 58-101.  Each of Arnold T. Kondrat (who is Executive Chairman of the Board of the Corporation) and Peter N. Cowley (who is President of the Corporation) has been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by having a majority of independent directors on the Board and by having the Audit Committee and Compensation Committee comprised only of independent directors.  The Board also believes that the fiduciary duties placed on individual directors by the Ontario Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present.  As well, an in-camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers
Zhengquan (Philip) Chen	Fandom Sports Media Corp. Kontrol Technologies Corp.
Peter N. Cowley	Deltic Energy plc
Arnold T. Kondrat	Gentor Resources Inc.
Richard J. Lachcik	Gentor Resources Inc.
William R. Wilson	Gentor Resources Inc.

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time.  During the financial year ended December 31, 2021, the Board held one meeting.  This meeting was attended by all of the directors of the Corporation other than Mr. Kondrat, who was not able to attend the meeting.  In addition to the business conducted at such meeting, various other matters were approved by written resolutions signed by all members of the Board.

Board Mandate

The Board does not have a written mandate.  In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation.  More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation.  The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the CEO of the Corporation.  The Corporation's CEO is responsible for the day-to-day operations of the Corporation.  The CEO and other members of senior management undertake a significant role in the long range planning and corporate finance activities of the Corporation.

Both of the Board's committees, the Audit Committee and the Compensation Committee, have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors.  Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code").  A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 361-2510 and is also available on SEDAR at www.sedar.com.  Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Corporation's CEO.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization, including (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment.  The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

In accordance with the Ontario Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time.  The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and officers.

Diversity

The Corporation is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Corporation.  Loncor's objectives include providing a work environment that is free of discrimination and harassment, including based on gender.  Loncor is fully committed to increasing diversity on the Board over time.

Loncor has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time.  It is important to note, however, that when identifying new candidates for nomination to the Board, the Compensation Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics, including gender.  In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director candidates.

Loncor considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity.  The Corporation is an equal opportunity employer. However, the priority of Loncor in recruiting new candidates is ensuring individuals bring value to the Corporation and its shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

The Corporation does not currently have a female director on the Board or a female executive officer.  Loncor does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Loncor considers appropriate and it is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to Loncor.

Term Limit and Retirement

The term of Loncor's directors expires at the end of the next annual meeting of shareholders or when a successor is elected or appointed to the Board.  Loncor does not impose term limits or mandatory retirement on its directors.  The Corporation believes that term limits or mandatory retirement based on age alone may create arbitrary and technical impediments to the selection of the most qualified persons.  The Board continually reviews a director's effectiveness and the mix of skills and expertise.

It has been the Board's experience that some of the longer-serving directors provide the most value to Loncor.  This approach enables Loncor to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Corporation and its shareholders.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members.  To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2021 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2021 MD&A").  Copies of this Circular, the 2021 Financial Statements, the 2021 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2021 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com.  Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.  Unless otherwise indicated, information contained in this Circular is given as of June 17, 2022.

DATED the 17th day of June, 2022.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr Corporate Secretary

APPENDIX "A"

MAJORITY VOTING POLICY

LONCOR GOLD INC.
(the "Corporation")

The Board of Directors of the Corporation (the "Board") believes that each director should have the confidence and support of the shareholders of the Corporation.  To that end, the Board has unanimously adopted this majority voting policy, and future nominees for election to the Board will be required to confirm that they will abide by it.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.  The Chairman of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded at the shareholders' meeting and is made public promptly after the meeting.  If the vote was by a show of hands rather than by ballot, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director.

If a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law.  In such a case, the nominee will be required forthwith to submit his or her resignation to the Board, effective on acceptance by the Board.

The compensation committee of the Board (or other committee to which has been delegated the responsibility of administering this policy) will consider the offer of resignation and make a recommendation to the Board.  Except in special circumstances that would warrant the continued service of the director on the Board, the committee will be expected to recommend that the Board accept the resignation.  The Board will make its decision and announce it in a press release within 90 days after the shareholders' meeting at which the candidacy of the director was considered.  A copy of this press release will be provided to the Toronto Stock Exchange.  Absent exceptional circumstances, the Board must accept the resignation of the director.  If the Board determines to not accept the resignation, the press release must fully state the reasons for that decision.

The director who tendered the resignation will not participate in the decision-making process, but may be counted for the purpose of determining whether the Board has quorum.

Subject to any corporate law restrictions, the Board may (i) leave a vacancy in the Board unfilled until the next annual general meeting of shareholders, (ii) fill the vacancy by appointing a new director who, in the opinion of the Board, merits the confidence of the shareholders, or (iii) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.